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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

P. H. GLATFELTER COMPANY

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

377316104

(CUSIP Number)

December 2, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 377316104

1.	Name of Reporting Person: The PNC Financial Services Group, Inc.		I.R.S. Identification Nos. of above persons (entities only): 25-1435979

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,459,769

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,005,891

		8.	Shared Dispositive Power: 2,453,867

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,461,669

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.86%

12.	Type of Reporting Person: HC

13G
CUSIP No. 377316104

1.	Name of Reporting Person: PNC Bancorp, Inc.		I.R.S. Identification Nos. of above persons (entities only): 51-0326854

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,459,769

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,005,891

		8.	Shared Dispositive Power: 2,453,867

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,461,669

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.86%

12.	Type of Reporting Person: HC

13G
CUSIP No. 377316104

1.	Name of Reporting Person: PNC Bank, National Association		I.R.S. Identification Nos. of above persons (entities only): 22-1146430

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,459,769

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,005,891

		8.	Shared Dispositive Power: 2,453,867

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,461,669

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.86%

12.	Type of Reporting Person: BK

Item 1.	(a)	Name of Issuer:
P. H. Glatfelter Company

Address of Issuer’s Principal Executive Offices:
(b)
96 South George Street, Suite 500, York, PA 17401

Item 2.	(a)-(c)	This Schedule is filed by The PNC Financial Services Group, Inc., a Pennsylvania corporation (“PNC Financial”), its wholly-owned subsidiary, PNC Bancorp, Inc., a Delaware corporation (“PNC Bancorp”), its wholly-owned subsidiary, PNC Bank, National Association, a national banking association (“PNC Bank”), and the individuals identified below (collectively, the “Co-Trustees”), each of whom is a citizen of the United States, who are co-trustees with PNC Bank, of a total of twenty eight (28) irrevocable fiduciary trusts which hold in the aggregate 1,342,308 shares of Common Stock of the Issuer (collectively, the “Trust Shares”). The Trust shares represent in the aggregate 3.05% of the outstanding Common Stock of the Issuer as of October 31, 2005.

PNC Bank and the Co-Trustees share dispositive power, and PNC Bank holds sole voting power, with respect to the Trust Shares. Under applicable state law and instruments governing the Trusts, PNC and the Co-Trustees must act by mutual consent with respect to investment decisions regarding the Trust Shares held by the Trusts.

The name and residence or business address of each of the Co-Trustees is set forth below:

Name	Address
William M. Eyster, II	204 St. Charles Way, York, PA 17402

Katherine K. Glatfelter	Colonial Valley Road, Spring Grove, PA 17362

George H. Glatfelter	5715 Colonial Valley Rd., Spring Grove, PA 17362

Cassandra E. Savitz	105 Lyn Circle, York, PA 17403

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 377316104

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Item 3.	Each of PNC Financial and PNC Bancorp is a:

(g) parent holding company or control person in accordance with § 240.13d-
1(b)(1)(ii)(G).

PNC Bank is a:

(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

Item 4.	Ownership.
The number of shares of Common Stock of the Issuer beneficially owned by each of the reporting persons, the percent of the aggregate outstanding shares of Common Stock and the number of such shares as to which each such person has sole and shared power to vote or direct the vote, and sole or shared power to dispose or to direct the disposition of Common Stock is shown in Items 5-9 and 11 of the Cover Page applicable to each person, all of which are hereby incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Certain of the shares of Common Stock as to which this Statement is filed may be beneficially owned by more than one person. Of such shares held in trusts, certain persons who are settlors, trustees, beneficiaries and others named in the governing instruments of Trusts which hold such shares, including the reporting persons, may have the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. As to shares that are held by the reporting persons as executor, custodian or agent, certain persons including account owners, have the power, under law or by contract, to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.
The number of shares of Common Stock which are beneficially held by PNC Bank, PNC Financial and PNC Bancorp, as trustee, executor, custodian or agent, total 3,461,669 or 7.86% of the outstanding shares of Common Stock as of October 31, 2005 . None of the other reporting persons, nor any other person known to the undersigned to have an interest in the shares of Common Stock covered by the Statement, holds more than 5% of the outstanding Common Stock.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group
           This schedule is filed pursuant to Rule 13d-1(b) on behalf of PNC Financial, PNC Bancorp, PNC Bank, and pursuant to Rule 13d-1(c) by each of the Co-Trustees identified in Item 2, to which reference is hereby made.

Item 9.	Notice of Dissolution of Group
N/A

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CERTIFICATION AND SIGNATURE PAGE

Item 10(a)	Certification
     By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: 12/15/05	The PNC Financial Services Group, Inc.
	By:	/s/ Thomas R. Moore
		Name:	Thomas R. Moore
		Title:	Corporate Secretary

Dated: 12/15/05	PNC Bancorp, Inc.
	By:	/s/ Thomas R. Moore
		Name:	Thomas R. Moore
		Title:	Assistant Secretary

Dated: 12/15/05	PNC Bank, National Association
	By:	/s/ Thomas R. Moore
		Name:	Thomas R. Moore
		Title:	Secretary

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